January 13, 2021 Via EDGAR	Orrick, Herrington & Sutcliffe LLP 631 Wilshire Blvd. Suite 2C Santa Monica, CA 90401 +1 310 633 2800 orrick.com

Erin M. Purnell, Esq.

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Luminar Technologies, Inc.

Registration Statement on Form S-1

Filed December 23, 2020

File No. 333-251657

Dear Ms. Purnell:

On behalf of our client, Luminar Technologies, Inc. (the “Company”), we submit this letter to the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Set forth below are the Company’s responses to the comments contained in the Staff’s letter dated January 5, 2021. The Staff’s comments are repeated below in italicized, bold face type and followed by the Company’s responses in regular type. Concurrent with this letter, the Company is filing its Amendment No. 1 to the Registration Statement on Form S-1, which incorporates the Company’s responses to the Staff’s comments.

Registration Statement on Form S-1 filed December 23, 2020

General

1.

We note your registration statement covers the offer and sale by you of up to 6,666,666 shares of Class A Stock that are issuable upon the exercise of 6,666,666 warrants that appear to have been immediately exercisable when issued privately. Please note that a transaction that commenced privately cannot be converted to a registered offering. Please revise the registration statement to remove the primary issuance of up to 6,666,666 shares of Class A Stock or tell us why the warrants were not immediately exercisable when issued. Refer to Question 134.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges that a transaction commenced privately cannot be converted to a registered offering. As described in Securities Act Sections Compliance and Disclosure Interpretations Question 103.04 (“C&DI 103.04”), the offer and sale of a warrant that is exercisable within one year is deemed to be an offering of both such warrant and the underlying security. Therefore, the securities underlying an immediately exercisable warrant must be registered at the time the offer and sale of the warrant is registered. However, C&DI 103.04 goes on to state that if the warrant is not exercisable within one year, the issuer may choose not to register the underlying security at the time of registering the warrant, provided that the underlying security is registered no later than the date the warrant becomes exercisable.

Erin M. Purnell

SEC Division of Corporation Finance

January 13, 2021

The Company respectfully advises the Staff that the 6,666,666 shares of Class A Stock issuable upon the exercise of 6,666,666 warrants (the “Private Warrants”) were not exercisable within one year of their issuance. The Private Warrants, which were issued in connection with the closing of the initial public offering (the “IPO”) of the Company (f/k/a Gores Metropoulos, Inc.) in February 2019, are subject to the terms of a warrant agreement, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent, dated as of January 31, 2019, filed as Exhibit 4.2 to the Registration Statement (the “Warrant Agreement”). The Warrant Agreement provides that the Private Warrants may only be exercised during a period that commences on the later of (i) the date that is 30 days after the first date on which the Company completes a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination, involving the Company and one or more businesses and (ii) the date that is 12 months from the date of the closing of the IPO. Clause (ii) of that provision therefore ensures that the Private Warrants were not exercisable within one year. In addition, the business combination between the Company and Luminar Holdco, LLC (f/k/a Luminar Technologies, Inc.) closed on December 2, 2020, more than one year after the issuance of the Private Warrants. Furthermore, the Warrant Agreement provides that the Company has no obligation to deliver shares of Class A Common Stock upon exercise of a Warrant until the Registration Statement is effective. As a result, the Company believes that there was no “offering” of the underlying shares of Class A Common Stock at the time of the issuance of the Private Warrants and that the registration of the shares of Class A Common Stock issuable upon the exercise of Private Warrants in the Registration Statement is permitted, as described in C&DI 103.04.

Executive Compensation, page 112

2.	Please update your executive compensation disclosure to reflect the last completed fiscal year. Refer to Item 402(c) of Regulation S-K.

Response:

The Company respectfully advises the Staff that in response to the Staff’s comment, the Company has revised pages 112, 113 and 114 of the prospectus to include the requested disclosure.

Erin M. Purnell

SEC Division of Corporation Finance

January 13, 2021

We appreciate your time and attention to the Company’s responses to the Staff’s comments. Should you have any additional questions or concerns or if any additional supplemental information is required by the Staff, please call me at (310) 633-2803.

Very truly yours, /s/ Daniel S. Kim Daniel S. Kim

cc:	Thomas Fennimore, Luminar Technologies, Inc.